To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen – The Bank of New York, Hong Kong

RECEIVED
2006 JUL 10 P 4: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Standard (*Wednesday, 28 June 2006*)

06015054

no responsibility for the contents of this announcement, makes no representation ... disclaims any liability whatsoever for any loss howsoever arising from or in ...nts of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 511

CONNECTED TRANSACTION

Sharp Roxy, through its advertising agent Hakuhodo (an independent third party and not connected with TVB), has placed advertising airtime booking with TVB on TVB's channels in Hong Kong, subject to the terms and conditions of the Rate Card published by TVB, for the period from 20 June 2006 to end tentatively on 20 August 2006.

Sharp Roxy is a connected person of TVB. Accordingly, the Transaction constitutes a connected transaction of TVB under the Listing Rule 14A.13(1) which is subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47.

THE TRANSACTION

Sharp-Roxy (Hong Kong) Limited ("Sharp Roxy"), through its agents Hakuhodo Hong Kong Limited ("Hakuhodo") (a party independent of and not connected with the directors, chief executive and substantial shareholders of TVB and its subsidiaries and their respective associates), has placed advertising airtime booking with Television Broadcasts Limited ("TVB") on TVB's channels in Hong Kong for the period from 20 June 2006 to end tentatively on 20 August 2006 for the promotion of Sharp Aquos LCD TV sets at a total value of approximately HK$5,600,000 net after deduction of agency commission, volume rebate and discount subject to the terms and conditions set out in the rate card which contains the pricing structure for the sale of advertising airtime and the general terms and conditions of sale ("Rate Card") published by TVB from time to time ("Transaction").

The consideration is based on the quantity of advertising airtime to be purchased by Sharp Roxy and is charged according to the pricing structure in the Rate Card subject to the terms and conditions set out in the Rate Card. Payments are to be made by Hakuhodo within 60 days after receipt of invoices of TVB.

Sharp Roxy has not placed advertisement with TVB within a period of 12 months before 20 June 2006.

REASONS FOR THE TRANSACTION

TVB sells advertising airtime on its two terrestrial free television channels, namely Jade and Pearl, in its ordinary course of business. Income from sale of advertising airtime forms the major part of TVB's turnover. By selling advertising airtime to Sharp Roxy, TVB is able to generate more income for its operation and business.

The directors of TVB, including the independent non-executive directors, consider that the Transaction was entered into in the ordinary and usual course of business of TVB and on normal commercial terms which are fair and reasonable and in the interests of the shareholders.

PRINCIPAL ACTIVITIES OF TVB AND SHARP ROXY

TVB is principally engaged in television broadcasting, programme production and other broadcasting related activities. Sharp Roxy is in the business of distribution and sale of electrical products in Hong Kong.

DETAILS OF THE CONNECTED PERSON RELATIONSHIP

Sharp Roxy is a private company which is an associate of a director of TVB, Dr. Li Dak Sum. Dr. Li Dak Sum and/or his family interests taken together are directly or indirectly in control of 30% or more of the voting power, or in control of the composition of a majority of the board of Sharp Roxy. Sharp Roxy is accordingly a connected person (as defined in The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) of TVB and the Transaction constitutes a connected transaction under Rule 14A.13(1) of the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES

As the relevant percentage ratios (as defined in the Listing Rules) for the Transaction exceed 0.1% but is less than 2.5%, the Transaction is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.32 of the Listing Rules. Details of the Transaction will be included in the next published annual report of TVB.

By Order of the Board
Adrian Mak Yau Kee
Company Secretary

27 June 2006, Hong Kong

As at the date of this announcement, the directors of the Company are:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON & ACTING MANAGING DIRECTOR)*
Edward Cheng Wai Sun, J.P.*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Chien Lee*
Christina Lee Look Ngan Kwan
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To*
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

* *Independent non-executive directors*

PROCESSED
JUL 13 2006
THOMSON FINANCIAL